PAESANO I AKKASHIAN
ATTORNEYS & COUNSELORS 132 North Old Woodward Avenue Birmingham, Michigan 48009 P 248.792.6886 F 248.792.6885 www.paesanoakkashian.com	Anthony R. Paesano Brian M. Akkashian Jeffery T. Herrick Daniel S. Hoops Of Counsel Also Licensed in Florida

Russell Mancuso
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: PyroTec, Inc.
  Form 8-K
  Filed June 5, 2012
  File No. 000-54547

Dear Mr. Mancuso:

This letter is in follow up to your June 13, 2012 correspondence to John Burns, Chief Executive Officer for PyroTec, Inc. ("PyroTec"). As you aware, I am the attorney for PyroTec. I am respectfully requesting a one-week extension to respond to your correspondence seeking additional disclosures under Item 5.06. My client is in the process of securing, among other things, subscription agreements and issuing common stock, which I believe will allow PyroTec to provide additional disclosures related to your inquiry. If this extension is acceptable, please advise in writing or email.

Thank you for your continued cooperation.

Very truly yours,

PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Cc: Louis Rambo (via email)